UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                           (Amendment No. 7)*

                             Crdentia Corp.
                             --------------
                            (Name of Issuer)

                     Common Stock, $.0001 par value
                     ------------------------------
                     (Title of Class of Securities)

                                225235209
                                ---------
                             (CUSIP Number)

                 Ann E. Carey, Business Legal Assistant
              Howard Rice Nemerovski Canady Falk & Rabkin,
                       A Professional Corporation
                   Three Embarcadero Center, Suite 700
                      San Francisco, CA  94111-4024
                             (415) 434-1600
              --------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to

              --------------------------------------------
                   Receive Notices and Communications)

                                11/08/05
              --------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 225235209                SCHEDULE 13D                 Page 2 of 51

1.  Names of Reporting                  MedCap Management & Research LLC
    Persons.

    I.R.S. Identification Nos. of above persons               94-3411543
    (entities only).

2.  Check the Appropriate Box if a Member of a Group           (a)   [ ]
    (See Instructions)

                                                               (b)   [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                OO

5.  Check if Disclosure of Legal Proceedings Is Required             [ ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                        Delaware

Number of     7.    Sole Voting Power                         11,010,769
Shares
Beneficially  8.    Shared Voting Power                                0
Owned by
Each          9.    Sole Dispositive Power                    11,010,769
Reporting
Person With  10.   Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each               11,010,769
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain       [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row                  78.2%
    (11)

14. Type of Reporting Person (See Instructions)                       IA

CUSIP 225235209                SCHEDULE 13D                 Page 3 of 51

1.  Names of Reporting                              MedCap Partners L.P.
    Persons.

    I.R.S. Identification Nos. of above persons               94-3412423
    (entities only).

2.  Check the Appropriate Box if a Member of a Group           (a)   [ ]
    (See Instructions)

                                                               (b)   [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                WC

5.  Check if Disclosure of Legal Proceedings Is Required             [ ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                        Delaware

Number of     7.    Sole Voting Power                         10,999,519
Shares
Beneficially  8.    Shared Voting Power                                0
Owned by
Each          9.    Sole Dispositive Power                    10,999,519
Reporting
Person With
              10.   Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each               10,999,519
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain       [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row                  78.1%
    (11)

14. Type of Reporting Person (See Instructions)                       PN

CUSIP 225235209                SCHEDULE 13D                 Page 4 of 51

1.  Names of Reporting                                     C. Fred Toney
    Persons.

    I.R.S. Identification Nos. of above persons
    (entities only).

2.  Check the Appropriate Box if a Member of a Group           (a)   [ ]
    (See Instructions)

                                                               (b)   [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                OO

5.  Check if Disclosure of Legal Proceedings Is Required             [ ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                   United States

Number of     7.    Sole Voting Power                         11,013,292
Shares
Beneficially  8.    Shared Voting Power                                0
Owned by
Each          9.    Sole Dispositive Power                    11,013,292
Reporting
Person With
              10.   Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each               11,013,292
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain       [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row                  78.2%
    (11)

14. Type of Reporting Person (See Instructions)                   IN, HC

CUSIP 225235209                SCHEDULE 13D                 Page 5 of 51

Item 1. Security and Issuer

    This Schedule 13D ("Schedule") relates to shares of common stock, with par value $.0001 (the "Common Stock"), of Crdentia Corp. (the "Issuer"). The principal executive office of the Issuer is 5001 LBJ Freeway, Suite 850, Dallas, TX 75244.

Item 2. Identity and Background

    This Schedule is filed on behalf of MedCap Partners L.P. ("MedCap"), MedCap Management & Research LLC ("MMR") and C. Fred Toney ("Toney"), each of whose principal business office address is 500 Third Street, Suite 535, San Francisco, CA 94107.

    MedCap is an investment limited partnership, whose general partner is MMR. MMR is an investment adviser registered under the laws of the State of California. Toney is MMR's sole managing member.

    None of MedCap, MMR nor Toney has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

    None of MedCap, MMR nor Toney has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    MedCap is a Delaware limited partnership, MMR is a Delaware limited liability company and Toney is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

    The source of funds to make the purchases described in Item 5(c) was working capital of MedCap in the amount of $3,422,221.60 and of MedCap Master Fund, L.P. in the amount of $90,000. The consideration for the securities issued in the exchange transaction was: 173,428 shares of Series C Preferred Stock, warrants to purchase 100,111 shares of Series C Preferred Stock and a warrant to purchase 6,000 shares of Series B-1 Preferred Stock.

Item 4. Purpose of Transaction

    The acquisitions of Common Stock described in Item 5(c) were made for investment purposes.

    Toney is a member of the Issuer's Board of Directors.

    Except as described herein, the reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:

CUSIP 225235209                SCHEDULE 13D                 Page 6 of 51

    (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

    (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e) Any material change in the present capitalization or dividend policy of the Issuer;

    (f) Any other material change in the Issuer's business or corporate structure;

    (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j) Any action similar to those enumerated above.

    Depending upon market conditions and other factors, the reporting persons may acquire additional securities of the Issuer or alternatively, may dispose of some or all of the securities of the Issuer beneficially owned by them.

Item 5. Interest in Securities of the Issuer

    (a) MedCap beneficially owns 10,999,519 shares of Issuer's Common Stock. The percentage of common stock beneficially owned by MedCap for the purposes of this Schedule is 78.1%.

        In addition to the securities beneficially owned through MedCap, MMR and Toney beneficially own 11,250 shares of Common Stock through MedCap Master Fund, L.P., an investment limited partnership of which MMR is the general partner and investment manager ("MedCap Master"). MedCap Master is a "master fund" and contains substantially all of the assets of a "feeder fund."

CUSIP 225235209                SCHEDULE 13D                 Page 7 of 51

        In addition to the shares beneficially owned through MedCap and MedCap Master, Toney holds options to purchase 2,523 shares of Common Stock. The option is exercisable within 60 days of April 4, 2006.

        MMR as general partner and investment manager of MedCap and MedCap Master and Toney as the sole managing member of MMR may be deemed to beneficially own the shares owned by MedCap and MedCap Master in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that either MMR or Toney is, for any other purpose, the beneficial owner of any such securities to which this Schedule relates, and MMR and Toney disclaim beneficial ownership as to the Common Stock except to the extent of their respective pecuniary interests therein. The percentage of Common Stock beneficially owned by MMR and Toney for the purposes of this
        Schedule is 78.2%.

        The calculation of percentage of beneficial ownership in Item 11 of pages 2, 3 and 4 was derived from the Issuer's Post-Effective Amendment No. 1 to Form SB-2 Registration Statement, filed with the Securities and Exchange Commission on April 10, 2006, in which the Issuer stated that the number of shares of its Common Stock outstanding as of April 4, 2006 was 14,078,523 shares.

    (b) Reference is made hereby to Items 7 to 10 of pages 2, 3 and 4 of this Schedule, which Items are incorporated herein by reference.

    (c) On November 8, 2005, the Board of Directors of the Issuer approved the issuance of a dividend of Common Stock to holders of its Series C Preferred Stock. A dividend of 2.5 shares of Common Stock was declared on each share of outstanding Series C Preferred Stock that had accrued as of June 30, 2005 and a dividend of 2.5 shares of Common Stock was declared on each share of Series C Preferred Stock that had accrued as of September 30, 2005. MedCap received 43,360 shares of Common Stock (as adjusted for a one-for-ten reverse stock split discussed below) as a dividend on 173,438 shares of Series C Preferred Stock it held on June 30, 2005 and 43,360 shares of Common Stock (as adjusted for a one-for-ten reverse stock split discussed below) as a dividend on 173,438 shares of Series C Preferred Stock it held on September 30, 2005, a total of 86,719 shares of Common Stock.

        On December 30, 2005, the Issuer entered into a Securities Purchase Agreement with MedCap (the "Purchase Agreement") pursuant to which the Issuer issued 335,370 shares of Common Stock (as adjusted for a one-for-ten reverse stock split discussed below) to MedCap in a private transaction, at a price of $6.00 per share (as adjusted for a one-for-ten reverse stock split discussed below) in consideration for the cancellation of the principal and all accrued interest under secured promissory notes it issued to MedCap in connection with loans made by MedCap

CUSIP 225235209                SCHEDULE 13D                 Page 8 of 51

        to the Issuer on November 15, 2005 and November 18, 2005. The Issuer also agreed to enter into a Registration Rights Agreement, pursuant to which it agreed to register the shares for resale on a registration statement.

        On January 24, 2006, the Issuer sold 125,000 shares of Common Stock (as adjusted for a one-for-ten reverse stock split discussed below) to MedCap at a purchase price of $6.00 per share (as adjusted for a one-for-ten reverse stock split discussed below) in a private transaction pursuant to the terms and conditions set forth in the Purchase Agreement.

        On March 1, 2006, the Board of Directors of the Issuer approved the issuance of a dividend of Common Stock to holders of its Series C Preferred Stock. A dividend of 2.5 shares of Common Stock was declared on each share of outstanding Series C Preferred Stock that had accrued as of December 31, 2005. MedCap received 43,360 shares of Common Stock (as adjusted for a one-for-ten reverse stock split discussed below) as a dividend on 173,438 shares of Series C Preferred Stock it held on December 31, 2005.

        On March 3, 2006, the Issuer entered into a Subscription Agreement with MedCap pursuant to which the Issuer sold 25,000 shares of its Common Stock (as adjusted for a one-for-ten reverse stock split discussed below) to MedCap at a purchase price of $8.00 per share (as adjusted for a one-for-ten reverse stock split discussed below) in a private transaction.

        On March 13, 2006, the Issuer entered into a Subscription Agreement with MedCap pursuant to which the Issuer sold 13,750 shares of its Common Stock (as adjusted for a one-for-ten reverse stock split discussed below) to MedCap at a purchase price of $8.00 per share (as adjusted for a one-for-ten reverse stock split discussed below) in a private transaction.

        On March 13, 2006, the Issuer entered into a Subscription Agreement with MedCap Master pursuant to which the Issuer sold 11,250 shares of its Common Stock (as adjusted for a one-for-ten reverse stock split discussed below) to MedCap Master at a purchase price of $8.00 per share (as adjusted for a one-for-ten reverse stock split discussed below) in a private transaction.

        On April 3, 2006, the Issuer entered into a Subscription Agreement with MedCap pursuant to which the Issuer sold 58,333 shares of its Common Stock (as adjusted for a one-for-ten reverse stock split discussed below) to MedCap at a purchase price of $6.00 per share (as adjusted for a one-for-ten reverse stock split discussed below) in a private transaction.

CUSIP 225235209                SCHEDULE 13D                 Page 9 of 51

        On April 4, 2006, the Issuer exchanged (the "Exchange") an aggregate of 9,573,843 shares of Common Stock (as adjusted for a one-for-ten reverse stock split discussed below) to MedCap:

            8,671,900 shares of Common Stock in exchange for 173,438 shares of Series C Preferred Stock

              850,943 shares of Common Stock in exchange for 100,111 Warrants exercisable into an equal number of shares of Series C Preferred Stock

                51,000 shares of Common Stock in exchange for 6,000 Warrants exercisable into an equal number of shares of Series B-1 Preferred Stock

        Effective as of 5:00 p.m. Eastern time on April 4, 2006, the Issuer implemented a one-for-ten reverse stock split of its outstanding shares of common stock.

    (d) Not applicable.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    MedCap is a party to an Amended and Restated Registration Rights Agreement entitling it to registration rights with respect to Common Stock issuable upon conversion of its shares of Series A Preferred Stock, Series B-1 Preferred Stock and Series C Preferred Stock, including any Series B-1 Preferred or Series C Preferred issued upon exercise of the Warrants.

    MedCap and the Issuer are also parties to the Letter Agreement, as amended by the Letter Agreement Amendment, which amends in part the Amended and Restated Registration Rights Agreement. Under the Letter Agreement, the Issuer agrees to register for resale (i) all of the shares of Common Stock and the Common Stock that can be acquired upon the conversion of the Series C Preferred Stock that are held by MedCap and
(ii) shares of Common Stock underlying all of the warrants that MedCap holds to acquire the Issuer's preferred stock; provided that, the Issuer is not required to register for resale Common Stock underlying the warrants unless such shares can be registered at the time that the shares of Common Stock listed in item (i) are registered for resale.

    MedCap was a party to two Secured Promissory Notes issued by the Issuer, Baker Anderson Christie, Inc., Nurses Network, Inc., New Age Staffing, Inc., PSR Nurses, Ltd., PSR Nurse Recruiting, Inc., PSR Nurses Holdings Corp., CRDE Corp., Arizona Home Health Care/Private Duty, Inc., Care Pros Staffing, Inc., HIP Holding, Inc., Health Industry Professionals, L.L.C., Travmed USA, Inc., Prime Staff, LP, Mint Medical Staffing Odessa LP, and GHS Acquisition Corporation (collectively, the

CUSIP 225235209                SCHEDULE 13D                 Page 10 of 51

"Issuer's subsidiaries") to MedCap (the "Secured Promissory Notes"). The Issuer obtained a $500,000 loan from MedCap on November 15, 2005 and a $1,500,000 loan from MedCap on November 18, 2005 to fund working capital needs. No equity securities and no securities exercisable, convertible or exchangeable for equity securities were issued in connection with the loans which were evidenced by the Secured Promissory Notes. In connection with the loans, MedCap, the Issuer and the Issuer's subsidiaries were parties to an Amended and Restated Security Agreement pursuant to which MedCap was granted a subordinate security interest in all of the assets and property of the Issuer and the Issuer's subsidiaries. The Amended and Restated Security Agreement imposes various restrictions on the activities of the Iasuer and the Issuer's subsidiaries and includes events of default (with grace periods, as applicable).

    MedCap and the Issuer were parties to a Securities Purchase Agreement dated as December 30, 2005 pursuant to which the Issuer issued 335,370 shares of its Common Stock (as adjusted for a one-for-ten reverse stock split discussed below) to MedCap in consideration for the cancellation of the principal and all accrued interest under the Secured Promissory Notes. The shares were sold in a private transaction at a price of $6.00 per share (as adjusted for a one-for-ten reverse stock split discussed below).

    In connection with the Securities Purchase Agreement, the Issuer and MedCap entered into a Registration Rights Agreement pursuant to which the Issuer agreed to register for resale on a registration statement the shares acquired by MedCap under the Securities Purchase Agreement.

    MedCap and the Issuer are parties to a Subscription Agreement dated March 3, 2006, pursuant to which the Issuer sold 25,000 shares of its Common Stock (as adjusted for a one-for-ten reverse stock split discussed below) to MedCap at a price of $8.00 per share (as adjusted for a one-for-ten reverse stock split discussed below) in a private transaction.

    MedCap and the Issuer are parties to a Subscription Agreement dated March 13, 2006, pursuant to which the Issuer sold 13,750 shares of its Common Stock (as adjusted for a one-for-ten reverse stock split discussed below) to MedCap at a price of $8.00 per share (as adjusted for a one-for-ten reverse stock split discussed below) in a private transaction.

    MedCap Master and the Issuer are parties to a Subscription Agreement dated March 13, 2006, pursuant to which the Issuer sold 11,250 shares of its Common Stock (as adjusted for a one-for-ten reverse stock split discussed below) to MedCap Master at a price of $8.00 per share (as adjusted for a one-for-ten reverse stock split discussed below) in a private transaction.

    MedCap and the Issuer are parties to a Subscription Agreement dated April 3, 2006, pursuant to which the Issuer sold 58,333 shares of its Common Stock (as adjusted for a one-for-ten reverse stock split discussed below) to MedCap at a price of $6.00 per share (as adjusted for a one-for ten reverse stock split discussed below) in a private transaction.

CUSIP 225235209                SCHEDULE 13D                 Page 11 of 51

Item 7. Material to Be Filed as Exhibits

No.  Exhibit

1.   Agreement Regarding Joint Filing of Statement on Schedule 13D or
     13G.

2. Amended and Restated Registration Rights Agreement between the Issuer and MedCap dated August 30, 2004, as amended by the Letter Agreement listed as Exhibit 3 below (included as Exhibit 2 to MedCap's, MMR's and Toney's Schedule 13D/A No. 1 filed with the Commission on September 3, 2004 and incorporated herein by reference).

3. Letter Agreement dated March 29, 2005, between the Issuer and MedCap (the "Letter Agreement") (included as Exhibit 3 to
     MedCap's, MMR's and Toney's Schedule 13D/A No. 5 filed with the Commission on April 11, 2005 and incorporated herein by reference).

4. Amendment to Letter Agreement, dated May 2, 2005, between the Issuer and MedCap (included as Exhibit 4 to MedCap's, MMR's and Toney's Schedule 13D/A No. 6 filed with the Commission on May 10, 2005 and incorporated herein by reference).

5. Secured Promissory Note, dated November 15, 2005, issued by the Issuer, Baker Anderson Christie, Inc., Nurses Network, Inc., New Age Staffing, Inc., PSR Nurses, Ltd., PSR Nurse Recruiting, Inc., PSR Nurses Holdings Corp., CRDE Corp., Arizona Home Health Care/Private Duty, Inc., Care Pros Staffing, Inc., HIP Holding, Inc., Health Industry Professionals, L.L.C., Travmed USA, Inc., Prime Staff, LP, Mint Medical Staffing Odessa LP, and GHS Acquisition Corporation to MedCap (included as Exhibit 10.1 to the Issuer's Form 8-K filed with the Commission on November 21, 2005, and incorporated herein by reference).

6. Secured Promissory Note, dated November 18, 2005, issued by the Issuer, Baker Anderson Christie, Inc., Nurses Network, Inc., New Age Staffing, Inc., PSR Nurses, Ltd., PSR Nurse Recruiting, Inc., PSR Nurses Holdings Corp., CRDE Corp., Arizona Home Health Care/Private Duty, Inc., Care Pros Staffing, Inc., HIP Holding, Inc., Health Industry Professionals, L.L.C., Travmed USA, Inc., Prime Staff, LP, Mint Medical Staffing Odessa LP, and GHS Acquisition Corporation to MedCap (included as Exhibit 10.2 to the Issuer's Form 8-K filed with the Commission on November 21, 2005, and incorporated herein by reference).

CUSIP 225235209                SCHEDULE 13D                 Page 12 of 51

7. Amended and Restated Security Agreement, dated November 18, 2005, by and among the Issuer, Baker Anderson Christie, Inc., Nurses Network, Inc., New Age Staffing, Inc., PSR Nurses, Ltd., PSR Nurse Recruiting, Inc., PSR Nurses Holdings Corp., CRDE Corp., Arizona Home Health Care/Private Duty, Inc., Care Pros Staffing, Inc., HIP Holding, Inc., Health Industry Professionals, L.L.C., Travmed USA, Inc., Prime Staff, LP, Mint Medical Staffing Odessa LP, GHS Acquisition Corporation and MedCap (included as Exhibit 10.3 to the Issuer's Form 8-K filed with the Commission on November 21, 2005, and incorporated herein by reference).

8. Securities Purchase Agreement dated as of December 30, 2005 by and between the Issuer and MedCap (included as Exhibit 10.1 to the Issuer's Form 8-K filed with the Commission on January 6, 2006 and incorporated herein by reference).

9. Registration Rights Agreement dated as of January 6, 2006 by and between the Issuer and certain investors listed on the signature pages thereto (included as Exhibit 10.5 to the Issuer's Form 8-K filed with the Commission on January 10, 2006 and incorporated herein by reference).

10. Subscription Agreement dated March 3, 2006 by and between the Issuer and MedCap (included as Exhibit 10.1 to the Issuer's Form 8-K filed with the Commission on March 7, 2006 and incorporated herein by reference).

11. Subscription Agreement dated March 13, 2006 by and between the Issuer and MedCap.

12. Subscription Agreement dated March 13, 2006 by and between the Issuer and MedCap Master.

13. Letter dated March 13, 2006, from the Board of Directors of the Issuer to Holders of Series C and Warrants to Purchase Series B-1 and Series C Preferred Stock of the Issuer, in connection with the Offer to Exchange Series C Preferred Stock and Warrants to Purchase Series B-1 and Series C Preferred Stock in which the Issuer has agreed to register the shares of Common Stock issued pursuant to the Exchange on a suitable form and substantially in compliance with the existing registration rights agreement covering the Series C Stock and Series C Warrants within 60 days of the completion of the Exchange Offer and to reimburse MedCap for certain legal expenses incurred in connection with the Exchange Offer.

14. Subscription Agreement dated April 3, 2006 by and between the Issuer and MedCap.

CUSIP 225235209                SCHEDULE 13D                 Page 13 of 51
                                Signature

    After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date  April 13, 2006

                                       /s/ C. Fred Toney
                                       -----------------------
                                       Signature
                                       Print Name  C. FRED TONEY




MEDCAP PARTNERS L.P.                   MEDCAP MANAGEMENT & RESEARCH LLC
By its general partner MedCap
Management & Research LLC

By: /s/ C. Fred Toney              By: /s/ C. Fred Toney
    --------------------               ---------------------
    Print Name C. Fred Toney           Print Name  C. Fred Toney
    Title      Managing Member         Title       Managing Member






                              EXHIBITS LIST

Exhibit 1 Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit 11 Subscription Agreement dated March 13, 2006 by and between the
           Issuer and MedCap.

Exhibit 12 Subscription Agreement dated March 13, 2006 by and between the
           Issuer and MedCap Master.

CUSIP 225235209                SCHEDULE 13D                 Page 14 of 51

Exhibit 13 Letter dated March 13, 2006, from the Board of Directors of the
           Issuer to Holders of Series C and Warrants to Purchase Series B-1 and Series C Preferred Stock of the Issuer, in connection with the Offer to Exchange Series C Preferred Stock and Warrants to Purchase Series B-1 and Series C Preferred Stock in which the Issuer has agreed to register the shares of Common Stock issued pursuant to the Exchange on a suitable form and substantially in compliance with the existing registration rights agreement covering the Series C Stock and Series C Warrants within 60 days of the completion of the Exchange Offer and to reimburse MedCap for certain legal expenses incurred in connection with the Exchange Offer.

Exhibit 14 Subscription Agreement dated April 3, 2006 by and between the
           Issuer and MedCap.

CUSIP 225235209                SCHEDULE 13D                 Page 15 of 51

                                EXHIBIT 1

    AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR
                                   13G


        The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or
Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Crdentia Corp. For that purpose, the undersigned hereby constitute and appoint C. Fred Toney as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.



Date  April 13, 2006

                                       /s/ C. Fred Toney
                                       -----------------
                                       Signature
                                       Print Name   C. FRED TONEY

MEDCAP PARTNERS L.P.                   MEDCAP MANAGEMENT & RESEARCH LLC
By its general partner MedCap
Management & Research LLC

By: /s/ C. Fred Toney                  By: /s/ C. Fred Toney
    ---------------------                  ---------------------
    Print Name  C. Fred Toney              Print Name  C. Fred Toney
    Title       Managing Member            Title       Managing Member

CUSIP 225235209                SCHEDULE 13D                 Page 16 of 51

                               EXHIBIT 11

               SUBSCRIPTION AGREEMENT DATED MARCH 13, 2006
                  BY AND BETWEEN THE ISSUER AND MEDCAP


THIS SUBSCRIPTION AGREEMENT DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED


CRDENTIA CORP.
SUBSCRIPTION AGREEMENT


I.  Subscription.

    A. The Undersigned (the "Purchaser"), pursuant to the terms and conditions of this Subscription Agreement (the "Agreement"), hereby irrevocably subscribes for the purchase of $110,000 of Common Stock (the "Stock") issued by Crdentia Corp. (the "Company"), at a price per share of $0.80. The shares of Stock are sometimes referred to herein as the "Securities." The total aggregate purchase price to be paid by the Purchaser for the Securities purchased hereunder will be the amount of $110,000 (the "Purchase Price"). The Purchaser hereby agrees to deliver to the Company an executed copy of this Agreement and the Purchase Price.

    B. The Purchaser agrees that this subscription shall be irrevocable and shall survive the death or disability of the Purchaser.

    C. The executed Agreement will be held for the benefit of the Purchaser until the subscription is accepted by the Company pursuant to
Section II below. If the subscription is not accepted, the executed Agreement will be promptly returned to the Purchaser.

    D. On the date set forth on the signature page hereto the Purchaser shall wire to the Company the payment representing the Purchase Price of the Securities acquired by the Purchaser.

II. Acceptance of Subscription.

    The Purchaser acknowledges that the Company has the right to accept or reject this subscription, in whole or in part, for any reason, and that this subscription shall be deemed to be accepted by the Company only when an authorized representative of the Company has executed and acknowledged this Agreement on the Company's behalf. The subscription either will be accepted or rejected, or accepted in part and rejected in part, as promptly as practical after receipt. The Purchaser agrees that subscriptions need not be accepted in the order they are received by the Company. Upon rejection of this subscription for any reason, all items received with this subscription shall be returned to the Purchaser, and

CUSIP 225235209                SCHEDULE 13D                 Page 17 of 51

this Subscription Agreement shall be deemed to be null and void and of no further force or effect. The Purchaser understands and agrees that the acceptance of this subscription by the Company, or a part of this subscription, will in no way constitute a determination by the Company that an investment in the Securities is a suitable investment for the Purchaser.

III.    Representations, Warranties and Covenants of the Company.

    A. In connection with the execution of this Agreement by the Purchaser, the Company hereby agrees to the following representations, warranties and covenants and the Purchaser is entitled to rely on such representations, warranties and covenants in making any purchase that it may make of the Stock pursuant to this Agreement.

1.1 Organization. The Company is duly organized and validly existing in good standing under the laws of the State of Delaware. Each of the Company and its Subsidiaries (as defined in Rule 405 under the Securities Act) has full power and authority to own, operate and occupy its properties and to conduct its business as presently conducted and as described in the Exchange Act Documents and is registered or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the location of the properties owned or leased by it requires such qualification and where the failure to be so qualified would have a material adverse effect upon the condition (financial or otherwise), earnings, business or business prospects, properties or operations of the Company and its Subsidiaries, considered as one enterprise (a "Material Adverse Effect").

1.2 Due Authorization and Valid Issuance. The Company has all requisite power and authority to execute, deliver and perform its obligations under this Agreement, and this Agreement has been duly authorized. This Agreement has been validly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as
(A) rights to indemnity and contribution may be limited by court decision or applicable law, (B) enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and (C) enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) or the discretion of the court before which any proceeding is brought. The Stock being purchased hereunder will, upon issuance and payment therefor pursuant to the terms hereof, be duly authorized and validly issued, and the Stock will, upon issuance pursuant to the terms hereof, be fully paid and nonassessable.

CUSIP 225235209                SCHEDULE 13D                 Page 18 of 51

1.3 Non-Contravention. Assuming the correctness of the representations and warranties of the Purchaser, no consent, approval, authorization or other order of, or registration, qualification or filing with, any regulatory body, administrative agency, or other governmental body in the United States or any other person is required for the execution and delivery of this Agreement and the valid issuance and sale of the Securities to be sold and issued pursuant to this Agreement, other than such as have been made or obtained, and except for any post-closing securities filings or notifications required to be made under federal or state securities laws and applicable rules of the National Association of Securities Dealers, Inc.

1.4 Transfer Taxes. All stock transfer or other taxes (other than income taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to the Purchaser hereunder will be, or will have been, fully paid or provided for by the Company and all laws imposing such taxes will be or will have been fully complied with.

1.5 Private Offering. Assuming the correctness of the representations and warranties of the Purchasers set forth in this Agreement, the offer and sale of Securities hereunder is exempt from registration under the Securities Act. The Company has not in the past nor will it hereafter take any action to sell, offer for sale or solicit offers to buy any securities of the Company which would bring the offer, issuance or sale of the Securities as contemplated by this Agreement, within the provisions of Section 5 of the Securities Act, unless such offer, issuance or sale was or shall be within the exemptions of Section 4 of the Securities Act.

    The foregoing representations and warranties are true, complete and accurate as of the date hereof, shall be true, complete and accurate as of the date of delivery, if any, of the Securities to the Purchaser and shall survive for a period of one year after the delivery, if any, of the Securities. The Company undertakes no duty to update the foregoing representations and warranties.

IV. Representations, Warranties and Covenants of Purchaser.

    The Purchaser hereby represents and warrants to and covenants with the Company for the Company's benefit with knowledge that the Company is relying thereon in entering into this Agreement and issuing the Securities to such Purchaser, as follows:

    A. The Purchaser has reviewed the documents filed by the Company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since the end of its most recently completed fiscal year through the date hereof, including, without limitation, its most recent reports on Form 10-KSB, Form 10-QSB and Form 8-K (together with all exhibits thereto). The Purchaser has been given the opportunity to ask questions of and to receive answers from the Company concerning the terms and

CUSIP 225235209                SCHEDULE 13D                 Page 19 of 51

conditions of the offer and sale of the Securities, and to obtain such additional written information necessary to verify the accuracy of same as the Purchaser desires in order to evaluate an investment in the securities described herein.

    B. The Purchaser is an accredited investor as that term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended (the "Securities Act"), which definition is annexed hereto as "Exhibit A."

    C. Immediately prior to the Purchaser's execution of this Agreement, the Purchaser had such knowledge and experience in financial and business matters (including experience with investments of a similar nature), that the Purchaser was capable of evaluating the merits and risks of an investment in the Securities.

    D. The Securities are being acquired solely for the Purchaser's own account for investment purposes only and not with a view to or for any resale or distribution thereof or with any present intention of distributing or selling all or any part of such Securities. The Purchaser agrees that the Securities may not be transferred except upon registration under the Securities Act, and under any applicable state securities or "blue sky" laws, or upon receipt by the Company of evidence in form and substance reasonably satisfactory to the Company, to the effect that such transfer may be made without registration under the Act and applicable state securities or "blue sky" laws.

    E. The Purchaser recognizes that the purchase of the Securities is a speculative investment that involves a high degree of risk and is suitable only for persons with the financial capability of making and holding long-term investments not readily reducible to cash. The Purchaser is aware that there is no guarantee that the Purchaser will realize any gain from an investment in the Securities. The Purchaser further understands that the Purchaser could lose the entire amount of the Purchaser's investment.

    F. The Purchaser understands that no U.S. federal or state securities commission or regulatory authority, or other authority (within or outside of the United States) has made any finding or determination regarding the fairness of the offer, sale and/or issuance of the Securities, has made any recommendation or endorsement of the offer and sale of the Securities or has passed in any way upon this Agreement.

    G. The Purchaser is financially able to bear the economic risk of an investment in the Securities, including the ability to hold such Securities indefinitely and to afford a complete loss of his investment in the Securities.

    H. The certificates and/or other documentation evidencing the Securities will contain a legend substantially as follows:

CUSIP 225235209                SCHEDULE 13D                 Page 20 of 51

    THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE SECURITIES, BLUE SKY OR OTHER APPLICABLE LAWS OF ANY STATE, OR ANY OTHER RELEVANT JURISDICTION, AND MAY NOT BE OFFERED AND SOLD UNLESS (A) REGISTERED AND/OR QUALIFIED PURSUANT TO THE RELEVANT PROVISIONS OF U.S. FEDERAL SECURITIES LAWS, THE SECURITIES, BLUE SKY, OR OTHER APPLICABLE LAWS OF ANY STATE, OR OTHER RELEVANT JURISDICTION OR (B) EXEMPT FROM SUCH REGISTRATION OR QUALIFICATION. THEREFORE, NO SALE, PLEDGE OR OTHER TRANSFER OF THIS SECURITY SHALL BE MADE, NO ATTEMPTED SALE, PLEDGE OR OTHER TRANSFER SHALL BE VALID, AND THE ISSUER SHALL NOT BE REQUIRED TO GIVE ANY EFFECT TO ANY SUCH TRANSACTION UNLESS (A) SUCH TRANSACTION SHALL HAVE BEEN DULY REGISTERED UNDER THE SECURITIES ACT AND QUALIFIED OR APPROVED UNDER THE SECURITIES, BLUE SKY, OR OTHER APPLICABLE LAWS OF ANY STATE, OR OTHER RELEVANT JURISDICTION, OR (B) THE COMPANY SHALL HAVE BEEN SATISFIED THAT SUCH REGISTRATION, QUALIFICATION OR APPROVAL IS NOT REQUIRED.

    The Purchaser further acknowledges that: (i) any necessary stop transfer orders will be placed upon the certificates for the Securities in accordance with the Securities Act, and (ii) the Company is under no obligation to aid the Purchaser in obtaining an exemption from the registration requirements of the Securities Act or any jurisdiction.

    I. Purchaser understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration and approval requirements of the U.S. federal and state securities laws or the laws of other applicable jurisdictions and that the Company is relying upon the truth, completeness and accuracy of the representations, warranties, agreements, acknowledgments and understandings of Purchaser set forth herein in order to determine the applicability of such exemptions and the suitability of Purchaser to acquire the Securities.

    J. The execution, delivery and performance by the Purchaser of this Subscription Agreement are within the powers of the Purchaser, have been duly authorized and will not constitute or result in a breach or default under, or conflict with, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Purchaser is a party or by which the Purchaser is bound; and, if the Purchaser is not an individual, will not violate any provision of the charter documents, bylaws, indenture of trust, partnership agreement or similar documents, as applicable, of the Purchaser. The signatures on this Subscription Agreement are genuine; and the signatory, if the Purchaser is an individual, has legal competence and capacity to execute the same, or, if the Purchaser is not an individual, the signatory has been duly authorized to execute the same; and this Subscription Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms.

CUSIP 225235209                SCHEDULE 13D                 Page 21 of 51

    K. The type of ownership in which the Purchaser is applying to purchase Securities is as follows: (Check One)

        [ ] INDIVIDUAL OWNERSHIP (One signature required)

        [ ] JOINT TENANTS WITH RIGHT OF SURVIVORSHIP (Both parties must sign)

        [ ] TRUST (Please include name of trustee, date trust was formed and a copy of the Trust Agreement or other authorization)

        [ ] CORPORATION (Please include Certified Corporate Resolution authorizing signature)

        [x] PARTNERSHIP (Signature of the authorized general partner is required)

        [ ] COMMUNITY PROPERTY (Two signatures required)

        [ ] TENANTS-IN-COMMON (Both parties must sign)

        [ ] OTHER (Describe)

    The foregoing representations and warranties are true, complete and accurate as of the date hereof, shall be true, complete and accurate as of the date of delivery of this Subscription Agreement and accompanying documents to the Company and shall survive the delivery of the Securities. If, in any respect, those representations and warranties shall not be true, complete and accurate prior to acceptance or rejection of this subscription by the Company pursuant to Section II, the undersigned shall immediately give written notice to the Company specifying which representations and warranties are not true, complete and accurate and the reason therefor. The Purchaser agrees that the foregoing representations and warranties may be used as a defense in any actions relating to the Company or the offering of the Securities, and that it is only on the basis of such representations and warranties that the Company may be willing to accept the Purchaser's subscription for the Securities.

V.  Waiver.

    Except as otherwise specifically provided for hereunder, no party shall be deemed to have waived any of his, her or its rights hereunder unless such waiver is in writing and signed by the party waiving said right. Except as otherwise specifically provided for hereunder, no delay or omission by any party in exercising any right with respect to the subject matter hereof shall operate as a waiver of such right or of any such other right. A waiver on any one occasion with respect to the subject matter hereof shall not be construed as a bar to or waiver of any right or remedy on any future occasion. All rights and remedies with respect to the subject matter hereof shall be cumulative and may be exercised separately or concurrently.

CUSIP 225235209                SCHEDULE 13D                 Page 22 of 51

VI. Severability.

    If any term, covenant or condition of this Agreement is held to be invalid, void or otherwise unenforceable by any court of competent jurisdiction, the remainder of this Agreement shall not be affected thereby and each term, covenant and condition of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

VII.    Entire Agreement.

    Neither the Company nor the Purchaser has made any representations or warranties with respect to the subject matter hereof not set forth herein. This Subscription Agreement and the documents and exhibits referred to herein constitute the entire agreement between the parties hereto with respect to the subject matter hereof. All understandings and agreements which heretofore may have existed or did exist between the parties hereto with respect to the subject matter hereof are superseded by this Subscription Agreement.

VIII.   Assignability.

    This Subscription Agreement is not transferable or assignable by the undersigned or any successor thereto. Any attempted assignment will be void.

IX. Attorney's Fees.

    If any action of law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to an award of its reasonable attorneys' fees, costs and disbursements in addition to any other relief to which such party may be entitled.

X.  Amendment; Termination.

    This Subscription Agreement may not be changed, modified, extended or terminated other than by an agreement in writing, signed by the Company and the Purchaser.

XI. Survival.

    The representations and warranties made herein shall survive the consummation of the transaction contemplated hereby.

XII.    Counterparts.

    This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

CUSIP 225235209                SCHEDULE 13D                 Page 23 of 51

XIII.   Governing Law.

    This Subscription Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to principles of conflicts of laws.

XIV.    Confidentiality; Certain Disclosures.

    The Company may present this Subscription Agreement to such parties as its deems advisable if compelled by law or called upon to establish the availability under any U.S. federal or state securities laws of an exemption from registration of the Securities or if the contents thereof are relevant to any issue in any action, suit, or proceeding to which the Company is a party or by which it is or may be bound.

              [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Purchaser hereby agrees to pay an aggregate of $110,000 as consideration for the Stock.

"Purchaser:"            MedCap Partners L.P.

                         By: MedCap Management & Research LLC
                         Its:    General Partner

                         By:         /s/ C. Fred Toney
                             ------------------------------
                         Name:   C. Fred Toney
                         Its:    Managing Member

                         Address:  500 Third Street, Suite 535
                                   San Francisco, CA  94107
                         Telephone:  (415) 495-1010
                         Facsimile:  (415) 495-1012
                         Date:     March 13, 2006


    Please register the Securities as follows:

    ---------------------------------------------

    Deliver to (if other than the address above):

    ---------------------------------------------

SUBSCRIPTION ACCEPTED AS OF
THE THIRTEENTH DAY OF MARCH, 2006.

Crdentia Corp.,
a Delaware corporation

By:     /s/ James J. TerBeest
    ----------------------------
Name:   James J. TerBeest
Title:  Chief Financial Officer

CUSIP 225235209                SCHEDULE 13D                 Page 24 of 51

                               EXHIBIT "A"
                    DEFINITION OF ACCREDITED INVESTOR

    Accredited Investor. "Accredited investor" shall mean any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

    (1) Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(13) of the Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

    (2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

    (3) Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

    (4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

    (5) Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds
$1,000,000;

    (6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

CUSIP 225235209                SCHEDULE 13D                 Page 25 of 51

    (7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii); and

    (8) Any entity in which all of the equity owners are accredited investors.

CUSIP 225235209                SCHEDULE 13D                 Page 26 of 51

                               EXHIBIT 12

               SUBSCRIPTION AGREEMENT DATED MARCH 13, 2006
               BY AND BETWEEN THE ISSUER AND MEDCAP MASTER


THIS SUBSCRIPTION AGREEMENT DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED


CRDENTIA CORP.
SUBSCRIPTION AGREEMENT


I.  Subscription.

    A. The Undersigned (the "Purchaser"), pursuant to the terms and conditions of this Subscription Agreement (the "Agreement"), hereby irrevocably subscribes for the purchase of $90,000 of Common Stock (the "Stock") issued by Crdentia Corp. (the "Company"), at a price per share of $0.80. The shares of Stock are sometimes referred to herein as the "Securities." The total aggregate purchase price to be paid by the Purchaser for the Securities purchased hereunder will be the amount of $90,000 (the "Purchase Price"). The Purchaser hereby agrees to deliver to the Company an executed copy of this Agreement and the Purchase Price.

    B. The Purchaser agrees that this subscription shall be irrevocable and shall survive the death or disability of the Purchaser.

    C. The executed Agreement will be held for the benefit of the Purchaser until the subscription is accepted by the Company pursuant to
Section II below. If the subscription is not accepted, the executed Agreement will be promptly returned to the Purchaser.

    D. On the date set forth on the signature page hereto the Purchaser shall wire to the Company the payment representing the Purchase Price of the Securities acquired by the Purchaser.

II. Acceptance of Subscription.

    The Purchaser acknowledges that the Company has the right to accept or reject this subscription, in whole or in part, for any reason, and that this subscription shall be deemed to be accepted by the Company only when an authorized representative of the Company has executed and acknowledged this Agreement on the Company's behalf. The subscription either will be accepted or rejected, or accepted in part and rejected in part, as promptly as practical after receipt. The Purchaser agrees that subscriptions need not be accepted in the order they are received by the Company. Upon rejection of this subscription for any reason, all items received with this subscription shall be returned to the Purchaser, and this Subscription Agreement shall be deemed to be null and void and of no

CUSIP 225235209                SCHEDULE 13D                 Page 27 of 51

further force or effect. The Purchaser understands and agrees that the acceptance of this subscription by the Company, or a part of this subscription, will in no way constitute a determination by the Company that an investment in the Securities is a suitable investment for the Purchaser.

III.    Representations, Warranties and Covenants of the Company.

    A. In connection with the execution of this Agreement by the Purchaser, the Company hereby agrees to the following representations, warranties and covenants and the Purchaser is entitled to rely on such representations, warranties and covenants in making any purchase that it may make of the Stock pursuant to this Agreement.

1.1 Organization. The Company is duly organized and validly existing in good standing under the laws of the State of Delaware. Each of the Company and its Subsidiaries (as defined in Rule 405 under the Securities
Act) has full power and authority to own, operate and occupy its properties and to conduct its business as presently conducted and as described in the Exchange Act Documents and is registered or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the location of the properties owned or leased by it requires such qualification and where the failure to be so qualified would have a material adverse effect upon the condition (financial or otherwise), earnings, business or business prospects, properties or operations of the Company and its Subsidiaries, considered as one enterprise (a "Material Adverse Effect").

1.2 Due Authorization and Valid Issuance. The Company has all requisite power and authority to execute, deliver and perform its obligations under this Agreement, and this Agreement has been duly authorized. This Agreement has been validly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as
(A) rights to indemnity and contribution may be limited by court decision or applicable law, (B) enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and (C) enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) or the discretion of the court before which any proceeding is brought. The Stock being purchased hereunder will, upon issuance and payment therefor pursuant to the terms hereof, be duly authorized and validly issued, and the Stock will, upon issuance pursuant to the terms hereof, be fully paid and nonassessable.

1.3 Non-Contravention. Assuming the correctness of the representations and warranties of the Purchaser, no consent, approval, authorization or other order of, or registration, qualification or filing with, any regulatory body, administrative agency, or other governmental body in the United States or any other person is required for the execution and delivery of this Agreement and the valid issuance and sale of the

CUSIP 225235209                SCHEDULE 13D                 Page 28 of 51

Securities to be sold and issued pursuant to this Agreement, other than such as have been made or obtained, and except for any post-closing securities filings or notifications required to be made under federal or state securities laws and applicable rules of the National Association of Securities Dealers, Inc.

1.4 Transfer Taxes. All stock transfer or other taxes (other than income taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to the Purchaser hereunder will be, or will have been, fully paid or provided for by the Company and all laws imposing such taxes will be or will have been fully complied with.
1.5 Private Offering. Assuming the correctness of the representations and warranties of the Purchasers set forth in this Agreement, the offer and sale of Securities hereunder is exempt from registration under the Securities Act. The Company has not in the past nor will it hereafter take any action to sell, offer for sale or solicit offers to buy any securities of the Company which would bring the offer, issuance or sale of the Securities as contemplated by this Agreement, within the provisions of Section 5 of the Securities Act, unless such offer, issuance or sale was or shall be within the exemptions of Section 4 of the Securities Act.

    The foregoing representations and warranties are true, complete and accurate as of the date hereof, shall be true, complete and accurate as of the date of delivery, if any, of the Securities to the Purchaser and shall survive for a period of one year after the delivery, if any, of the Securities. The Company undertakes no duty to update the foregoing representations and warranties.

IV. Representations, Warranties and Covenants of Purchaser.

    The Purchaser hereby represents and warrants to and covenants with the Company for the Company's benefit with knowledge that the Company is relying thereon in entering into this Agreement and issuing the Securities to such Purchaser, as follows:

    A. The Purchaser has reviewed the documents filed by the Company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since the end of its most recently completed fiscal year through the date hereof, including, without limitation, its most recent reports on Form 10-KSB, Form 10-QSB and Form 8-K (together with all exhibits thereto). The Purchaser has been given the opportunity to ask questions of and to receive answers from the Company concerning the terms and conditions of the offer and sale of the Securities, and to obtain such additional written information necessary to verify the accuracy of same as the Purchaser desires in order to evaluate an investment in the securities described herein.

    B. The Purchaser is an accredited investor as that term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended (the "Securities Act"), which definition is annexed hereto as "Exhibit A."

CUSIP 225235209                SCHEDULE 13D                 Page 29 of 51

    C. Immediately prior to the Purchaser's execution of this Agreement, the Purchaser had such knowledge and experience in financial and business matters (including experience with investments of a similar nature), that the Purchaser was capable of evaluating the merits and risks of an investment in the Securities.

    D. The Securities are being acquired solely for the Purchaser's own account for investment purposes only and not with a view to or for any resale or distribution thereof or with any present intention of distributing or selling all or any part of such Securities. The Purchaser agrees that the Securities may not be transferred except upon registration under the Securities Act, and under any applicable state securities or "blue sky" laws, or upon receipt by the Company of evidence in form and substance reasonably satisfactory to the Company, to the effect that such transfer may be made without registration under the Act and applicable state securities or "blue sky" laws.

    E. The Purchaser recognizes that the purchase of the Securities is a speculative investment that involves a high degree of risk and is suitable only for persons with the financial capability of making and holding long-term investments not readily reducible to cash. The Purchaser is aware that there is no guarantee that the Purchaser will realize any gain from an investment in the Securities. The Purchaser further understands that the Purchaser could lose the entire amount of the Purchaser's investment.

    F. The Purchaser understands that no U.S. federal or state securities commission or regulatory authority, or other authority (within or outside of the United States) has made any finding or determination regarding the fairness of the offer, sale and/or issuance of the Securities, has made any recommendation or endorsement of the offer and sale of the Securities or has passed in any way upon this Agreement.

    G. The Purchaser is financially able to bear the economic risk of an investment in the Securities, including the ability to hold such Securities indefinitely and to afford a complete loss of his investment in the Securities.

    H. The certificates and/or other documentation evidencing the Securities will contain a legend substantially as follows:

    THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE SECURITIES, BLUE SKY OR OTHER APPLICABLE LAWS OF ANY STATE, OR ANY OTHER RELEVANT JURISDICTION, AND MAY NOT BE OFFERED AND SOLD UNLESS (A) REGISTERED AND/OR QUALIFIED PURSUANT TO THE RELEVANT PROVISIONS OF U.S. FEDERAL SECURITIES LAWS, THE SECURITIES, BLUE SKY, OR OTHER APPLICABLE LAWS OF ANY STATE, OR OTHER RELEVANT JURISDICTION OR (B) EXEMPT FROM SUCH REGISTRATION OR QUALIFICATION. THEREFORE, NO SALE, PLEDGE OR OTHER TRANSFER OF THIS SECURITY SHALL BE MADE, NO ATTEMPTED SALE, PLEDGE OR OTHER TRANSFER SHALL BE VALID, AND THE ISSUER SHALL NOT BE REQUIRED TO GIVE ANY EFFECT TO ANY SUCH TRANSACTION UNLESS (A) SUCH TRANSACTION SHALL HAVE BEEN DULY

CUSIP 225235209                SCHEDULE 13D                 Page 30 of 51

REGISTERED UNDER THE SECURITIES ACT AND QUALIFIED OR APPROVED UNDER THE SECURITIES, BLUE SKY, OR OTHER APPLICABLE LAWS OF ANY STATE, OR OTHER RELEVANT JURISDICTION, OR (B) THE COMPANY SHALL HAVE BEEN SATISFIED THAT SUCH REGISTRATION, QUALIFICATION OR APPROVAL IS NOT REQUIRED.

    The Purchaser further acknowledges that: (i) any necessary stop transfer orders will be placed upon the certificates for the Securities in accordance with the Securities Act, and (ii) the Company is under no obligation to aid the Purchaser in obtaining an exemption from the registration requirements of the Securities Act or any jurisdiction.

    I. Purchaser understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration and approval requirements of the U.S. federal and state securities laws or the laws of other applicable jurisdictions and that the Company is relying upon the truth, completeness and accuracy of the representations, warranties, agreements, acknowledgments and understandings of Purchaser set forth herein in order to determine the applicability of such exemptions and the suitability of Purchaser to acquire the Securities.

    J. The execution, delivery and performance by the Purchaser of this Subscription Agreement are within the powers of the Purchaser, have been duly authorized and will not constitute or result in a breach or default under, or conflict with, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Purchaser is a party or by which the Purchaser is bound; and, if the Purchaser is not an individual, will not violate any provision of the charter documents, bylaws, indenture of trust, partnership agreement or similar documents, as applicable, of the Purchaser. The signatures on this Subscription Agreement are genuine; and the signatory, if the Purchaser is an individual, has legal competence and capacity to execute the same, or, if the Purchaser is not an individual, the signatory has been duly authorized to execute the same; and this Subscription Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms.

    K. The type of ownership in which the Purchaser is applying to purchase Securities is as follows: (Check One)

        [ ] INDIVIDUAL OWNERSHIP (One signature required)

        [ ] JOINT TENANTS WITH RIGHT OF SURVIVORSHIP (Both parties must sign)

        [ ] TRUST (Please include name of trustee, date trust was formed and a copy of the Trust Agreement or other authorization)

        [ ] CORPORATION (Please include Certified Corporate Resolution authorizing signature)

        [x] PARTNERSHIP (Signature of the authorized general partner is required)

CUSIP 225235209                SCHEDULE 13D                 Page 31 of 51

        [ ] COMMUNITY PROPERTY (Two signatures required)

        [ ] TENANTS-IN-COMMON (Both parties must sign)

        [ ] OTHER (Describe)

    The foregoing representations and warranties are true, complete and accurate as of the date hereof, shall be true, complete and accurate as of the date of delivery of this Subscription Agreement and accompanying documents to the Company and shall survive the delivery of the Securities. If, in any respect, those representations and warranties shall not be true, complete and accurate prior to acceptance or rejection of this subscription by the Company pursuant to Section II, the undersigned shall immediately give written notice to the Company specifying which representations and warranties are not true, complete and accurate and the reason therefor. The Purchaser agrees that the foregoing representations and warranties may be used as a defense in any actions relating to the Company or the offering of the Securities, and that it is only on the basis of such representations and warranties that the Company may be willing to accept the Purchaser's subscription for the Securities.

V.  Waiver.

    Except as otherwise specifically provided for hereunder, no party shall be deemed to have waived any of his, her or its rights hereunder unless such waiver is in writing and signed by the party waiving said right. Except as otherwise specifically provided for hereunder, no delay or omission by any party in exercising any right with respect to the subject matter hereof shall operate as a waiver of such right or of any such other right. A waiver on any one occasion with respect to the subject matter hereof shall not be construed as a bar to or waiver of any right or remedy on any future occasion. All rights and remedies with respect to the subject matter hereof shall be cumulative and may be exercised separately or concurrently.

VI. Severability.

    If any term, covenant or condition of this Agreement is held to be invalid, void or otherwise unenforceable by any court of competent jurisdiction, the remainder of this Agreement shall not be affected thereby and each term, covenant and condition of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

VII.    Entire Agreement.

    Neither the Company nor the Purchaser has made any representations or warranties with respect to the subject matter hereof not set forth herein. This Subscription Agreement and the documents and exhibits referred to herein constitute the entire agreement between the parties hereto with respect to the subject matter hereof. All understandings and agreements which heretofore may have existed or did exist between the parties hereto with respect to the subject matter hereof are superseded by this Subscription Agreement.

CUSIP 225235209                SCHEDULE 13D                 Page 32 of 51

VIII.   Assignability.

    This Subscription Agreement is not transferable or assignable by the undersigned or any successor thereto. Any attempted assignment will be void.

IX. Attorney's Fees.

    If any action of law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to an award of its reasonable attorneys' fees, costs and disbursements in addition to any other relief to which such party may be entitled.

X.  Amendment; Termination.

    This Subscription Agreement may not be changed, modified, extended or terminated other than by an agreement in writing, signed by the Company and the Purchaser.

XI. Survival.

    The representations and warranties made herein shall survive the consummation of the transaction contemplated hereby.

XII.    Counterparts.

    This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

XIII.   Governing Law.

    This Subscription Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to principles of conflicts of laws.

XIV.    Confidentiality; Certain Disclosures.

    The Company may present this Subscription Agreement to such parties as its deems advisable if compelled by law or called upon to establish the availability under any U.S. federal or state securities laws of an exemption from registration of the Securities or if the contents thereof are relevant to any issue in any action, suit, or proceeding to which the Company is a party or by which it is or may be bound.

              [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

    Purchaser hereby agrees to pay an aggregate of $90,000 as consideration for the Stock.

CUSIP 225235209                SCHEDULE 13D                 Page 33 of 51

    "Purchaser:"            MedCap Master Fund, L.P.

                         By: MedCap Management & Research LLC
                         Its:    General Partner

                         By:         /s/ C. Fred Toney
                             ---------------------------
                         Name:   C. Fred Toney
                         Its:    Managing Member

                         Address:    500 Third Street, Suite 535
                                     San Francisco, CA  94107
                         Telephone:  (415) 495-1010
                         Facsimile:  (415) 495-1012
                         Date:       March 13, 2006

    Please register the Securities as follows:

    -----------------------------------------------

    Deliver to (if other than the address above):

    -----------------------------------------------




SUBSCRIPTION ACCEPTED AS OF
THE THIRTEENTH DAY OF MARCH, 2006.

Crdentia Corp.,
a Delaware corporation

By:     /s/ James J. TerBeest
    -------------------------------
Name:   James J. TerBeest
Title:  Chief Financial Officer

CUSIP 225235209                SCHEDULE 13D                 Page 34 of 51

                               EXHIBIT "A"
                    DEFINITION OF ACCREDITED INVESTOR

    Accredited Investor. "Accredited investor" shall mean any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

    (1) Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(13) of the Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

    (2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

    (3) Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

    (4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

    (5) Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds
$1,000,000;

    (6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

CUSIP 225235209                SCHEDULE 13D                 Page 35 of 51

    (7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii); and

    (8) Any entity in which all of the equity owners are accredited investors.

CUSIP 225235209                SCHEDULE 13D                 Page 36 of 51

                               EXHIBIT 13

     LETTER DATED MARCH 13, 2006, FROM THE BOARD OF DIRECTORS OF THE ISSUER TO HOLDERS OF SERIES C AND WARRANTS TO PURCHASE SERIES B-1
     AND SERIES C PREFERRED STOCK OF THE ISSUER, IN CONNECTION WITH THE OFFER TO EXCHANGE SERIES C PREFERRED STOCK AND WARRANTS TO
      PURCHASE SERIES B-1 AND SERIES C PREFERRED STOCK IN WHICH THE ISSUER HAS AGREED TO REGISTER THE SHARES OF COMMON STOCK ISSUED
    PURSUANT TO THE EXCHANGE ON A SUITABLE FORM AND SUBSTANTIALLY IN
       COMPLIANCE WITH THE EXISTING REGISTRATION RIGHTS AGREEMENT COVERING THE SERIES C STOCK AND SERIES C WARRANTS WITHIN 60 DAYS
     OF THE COMPLETION OF THE EXCHANGE OFFER AND TO REIMBURSE MEDCAP
       FOR CERTAIN LEGAL EXPENSES INCURRED IN CONNECTION WITH THE
                             EXCHANGE OFFER

TO: Holders of Series C and Warrants to Purchase Series B-1 and Series C Preferred Stock of Crdentia Corp.

FROM:    The Board of Directors of Crdentia Corp.

DATE:    March 13, 2006

SUBJECT: Offer to Exchange Series C Preferred Stock and
         Warrants to Purchase Series B-1 and Series C
         Preferred Stock


    We are pleased to inform you that an independent Special Committee of the Board of Directors (the "Special Committee") of Crdentia Corp. (the "Company") has approved the exchange of the Company's outstanding Series C Preferred Stock ("Series C Stock") and warrants to purchase Series C Stock ("Series C Warrants") and Series B-1 Preferred Stock ("Series B-1 Warrants", together with the Series C Warrants, the "Warrants") for unregistered shares of Common Stock (the "Exchange Offer").

    Under the terms of the Exchange Offer, holders of Series C Stock will receive 500 shares of Common Stock for each outstanding share of Series C Stock. Holders of Warrants will receive 85 shares of Common Stock for each share of Series B-1 Preferred Stock ("Series B-1 Stock") or Series C Stock covered by the Warrants.

    Through this memorandum, the Company is taking the opportunity to (A) describe the terms of the Exchange Offer, (B) explain why the Special Committee considers the Exchange Offer to be in the best interests of the Company and its stockholders, (C) discuss certain risks associated with the Exchange Offer and (D) provide instructions to holders regarding how to participate in the Exchange Offer.

CUSIP 225235209                SCHEDULE 13D                 Page 37 of 51

(A) Terms of Exchange Offer

    On or about March 1, 2006, the Special Committee approved the Exchange Offer pursuant to which holders of Series C Stock will receive 500 shares of Common Stock for each outstanding share of Series C Stock and holders of Warrants will receive 85 shares of Common Stock for each share of Series B-1 Preferred Stock or Series C Stock covered by the Warrants, in exchange for the cancellation of the Series C Stock and Warrants.

    The terms of the Exchange Offer were negotiated between the Special Committee and MedCap Partners, L.P. ("MedCap"), the largest holder of Series C Stock. Both MedCap and James D. Durham, the Company's Chief Executive Officer and a holder of Series C Stock and Warrants, have agreed to accept the Exchange Offer. The terms of the Exchange Offer are voluntary with respect to each holder of Series C Stock and/or Warrants, but MedCap may elect not to proceed unless all such holders accept the Exchange Offer.

    Under the current terms of the Series C Stock and Series C Warrants, each share of Series C Stock may be automatically converted to Common Stock upon the earlier of a qualified underwritten public offering or the date specified by the written consent or agreement of the holders of a majority of the then outstanding shares of Series C Stock voting as a class, at a rate of 100 shares of Common Stock for each share of Series C Stock. The Series C Warrants are exercisable into Series C Stock, which can then be converted to Common Stock as indicated above.

    Under the current terms of the Series B-1 Stock and Series B-1 Warrants, each share of Series B-1 Stock may be automatically converted to Common Stock upon the earlier of a qualified underwritten public offering or the date specified by the written consent or agreement of the holders of a majority of the then outstanding shares of Series B-1 Stock voting as a class, at a rate of 100 shares of Common Stock for each share of Series B-1 Stock. The Series B-1 Warrants are exercisable into Series B-1 Stock, which can then be converted to Common Stock as indicated above.

    In connection with the Exchange Offer, the Company will effect a 10:1 reverse split of the Company's Common Stock simultaneously with the closing of the Exchange Offer (the "Reverse Split"). The Company's stockholders approved the Reverse Split at the Annual Meeting of Stockholders held on November 8, 2005 and the Company's Board of
Directors approved the Reverse Split on March 1, 2006.

    The Company has agreed to register the shares of Common Stock on a suitable form and substantially in compliance with the existing Registration Rights Agreement covering the Series C Stock and Series C Warrants within 60 days of completion of the Exchange Offer. The Company has also agreed to reimburse MedCap for certain legal expenses incurred in connection with the Exchange Offer. The Exchange Offer will terminate if not consummated by May 31, 2006.

CUSIP 225235209                SCHEDULE 13D                 Page 38 of 51

(B) Consideration By Board of Directors

    The Special Committee deems the Exchange Offer and the related Reverse Split to be in the best long-term interests of the Company and its stockholders for a number of reasons, including but not limited to the following:

    First, the Exchange Offer eliminates liquidation preferences which could exceed $92 million (assuming exercise of all Warrants). At current estimates of the Company's value and as that value may grow in the foreseeable future, these liquidation preferences mandate the payment of all proceeds of a sale or liquidation of the Company to the holders of Series C Stock. Thus, the Special Committee believes that the Exchange Offer provides immediate and significant value to holders of the Company's Common Stock.

    Second, the Exchange Offer eliminates the "full ratchet" antidilution protection enjoyed by the holders of Series C Stock and Series B-1 Stock, which could impose significant and possibly punitive dilution upon the Company's common stockholders in future financings at a per share purchase price of less than $0.60.

    Third, the Special Committee has determined that the Exchange Offer will significantly simplify the Company's capital structure. We believe that our current complex capital structure, which includes the liquidation preferences and antidilution protections in favor of the holders of Series B-1 Stock and Series C Stock discussed above, has been a barrier to attracting new investors and strategic partners. A simplified capital structure could make the Company's Common Stock more appealing to new investors and could improve our ability to utilize the Company's Common Stock as consideration in any future acquisitions.

    Fourth, we believe that the Exchange Offer and Reverse Split should better enable the Company to list its Common Stock on a national stock exchange such as NASDAQ, thus potentially providing better liquidity for the Company's stockholders. Regulatory bodies have indicated an unwillingness to list the Company's Common Stock on a national exchange with the "overhang" of the Series C Stock and Series B-1 Preferred Stock. By exchanging shares of Series C and B-1 Stock for Common Stock pursuant to the Exchange Offer, the Company will improve its shareholders' equity by eliminating the preferred shares from the Company's balance sheet, thus putting the Company in a better position to qualify its Common Stock on a national stock exchange. In addition, the Reverse Split will result in an increase in the price per share of the Company's Common Stock, which will also assist the Company in meeting the listing requirements of a national stock exchange. A listing on a national stock exchange could improve the liquidity of the Company's Common Stock, making investment in the Company's Common Stock more appealing to investors.

CUSIP 225235209                SCHEDULE 13D                 Page 39 of 51

    Fifth, the Exchange Offer will provide benefits to participants in the Company's equity incentive plans, improving the Company's ability to motivate and reward its employees. Stock options and restricted stock awards are an important part of the Company's compensation program because they reward employees' efforts to increase the success and growth of the Company, align the interests of the employees with those of the stockholders and motivate the employees to remain employed with the Company. As a result of the liquidation preferences and antidilution protections in favor of the holders of Series B-1 Stock and Series C Stock discussed above, stock options and stock awards have had diminished value as an incentive to motivate and retain the Company's valuable employees.

    The Special Committee consulted with an investment banker in its deliberations, but the Company has not received an independent valuation of, or a fairness opinion with respect to, the Exchange Offer. C. Fred Toney, a member of our Board of Directors, is the managing member of MedCap Management & Research LLC, the general partner of MedCap (the largest holder of Series C Stock and Warrants). Mr. Toney was not a member of the Special Committee approving the Exchange Offer and, as a result, did not vote with respect to the Company's approval of the Exchange Offer.

(C) Risks Associated with the Exchange Offer

    Any decision to approve the Conversion associated with the Exchange Offer involves a number of risks and uncertainties, some of which we have outlined for you below and others of which are described in the Company's filings on Forms 10-QSB and 10-KSB with the SEC under the heading "Risk Factors, "which may be reviewed on the SEC's website at www.sec.gov. You should carefully review and consider these risks before agreeing to participate in the Exchange Offer, certain of which principal risks we have described in further detail below.

    Loss of Liquidation Preference. Series C Stock generally has senior rights, preferences and privileges to all other classes and series of the Company's capital stock. Such senior rights include a liquidation preference entitling such holders to receive five (5) times their original purchase price ($300.00) prior to any distribution of funds to holders of Series B-1 Stock and Common Stock. Upon completion of the Exchange Offer, holders of Series C Stock and Series C Warrants would exchange their Series C Stock and Series C Warrants for Common Stock and forego their preferences. Holders of shares of Series B-1 Stock are currently entitled to receive a liquidation preference equal to $60.00 per share for each share of Series B-1 Stock held by them, to be paid prior and in preference to any payment to the holders of Common Stock.
In connection with the Exchange Offer, holders of Series B-1 Warrants would exchange their Series B-1 Warrants for Common Stock and forego their preferences.

CUSIP 225235209                SCHEDULE 13D                 Page 40 of 51

    Loss of Antidilution Protection. Holders of Series C Stock and Series B-1 Stock currently have "full ratchet" antidilution protection, which provides significant protection to the holders in future financings at a per share purchase price of less than $0.60. In connection with the Exchange Offer, holders of Warrants and Series C Stock would forego this antidilution protection.

    Potential for Future Dilution. The Company will need to raise additional capital. If we sell additional shares of our Common Stock, such sales will further dilute the percentage of our equity held by our existing stockholders. In addition, our recent private placement financings have involved the issuance of securities at a price per share that represented a discount to the trading prices listed for our Common Stock on the Over-the-Counter Bulletin Board, and it is possible that we will close future private placements involving the issuance of securities at a discount to prevailing trading prices.

    Lack of Liquidity for Company Common Stock. The shares of Common Stock that will be issued to holders of Series C and Series B-1 Stock and the Warrants will not be immediately registered under the Securities Act and will be subject to restrictions on transfer under the Securities Act in the absence of registration or the availability of a resale exemption, such as Rule 144(k). As the Company has no obligation to register the resale of such shares of Common Stock with the U.S. Securities and Exchange Commission, such holders may be unable to sell all of their shares of Common Stock at the price or upon such other terms and conditions as such holders may desire.

(D) Procedures for Exchanging Shares and Warrants

    In order to exchange your shares of Series C Stock and/or Warrants pursuant to the Exchange Offer, holders must complete and deliver the enclosed Notice of Acceptance of Exchange Offer. In addition, holders of Series C Stock must (i) deliver their stock certificates representing shares of Series C Stock and (ii) complete and deliver one completed Assignment Separate From Certificate (in the form attached to this memo) for each stock certificate. Holders of Warrants must (i) complete and deliver the attached Warrant Assignment Form and (ii) deliver the original executed warrant.

    All forms and stock certificates should be delivered to the Company's corporate counsel, Morrison & Foerster LLP, at 12531 High Bluff Drive, San Diego, California 92130, Attn: Jeanette V. Filippone. Enclosed for your convenience is a reusable UPS envelope and pre-addressed UPS airbill. If you are unable to locate your original stock certificate(s) or warrant(s), please notify Morrison & Foerster LLP and appropriate arrangements will be made. Once the above documents are received, you will be issued stock certificates representing shares of the Company's Common Stock issued in connection with the Exchange Offer. The Company has retained Continental Stock Transfer & Trust Company as its transfer agent for all matters relating to its Common Stock.

CUSIP 225235209                SCHEDULE 13D                 Page 41 of 51

    Should you have any questions on any of the foregoing, please feel free to contact James TerBeest of the Company at (972) 850-0780 or Jeanette V. Filippone of Morrison & Foerster LLP at (858) 720-5100. Thank you for your continued support of the Company.

CUSIP 225235209                SCHEDULE 13D                 Page 42 of 51

                               EXHIBIT 14

               SUBSCRIPTION AGREEMENT DATED APRIL 3, 2006
                  BY AND BETWEEN THE ISSUER AND MEDCAP


THIS SUBSCRIPTION AGREEMENT DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED

CRDENTIA CORP.
SUBSCRIPTION AGREEMENT

I.  Subscription.

    A. The Undersigned (the "Purchaser"), pursuant to the terms and conditions of this Subscription Agreement (the "Agreement"), hereby irrevocably subscribes for the purchase of $349,999.80 of Common Stock (the "Stock") issued by Crdentia Corp. (the "Company"), at a price per share of $0.60. The shares of Stock are sometimes referred to herein as the "Securities." The total aggregate purchase price to be paid by the Purchaser for the Securities purchased hereunder will be the amount of $349,999.80 (the "Purchase Price"). The Purchaser hereby agrees to deliver to the Company an executed copy of this Agreement and the Purchase Price.

    B. The Purchaser agrees that this subscription shall be irrevocable and shall survive the death or disability of the Purchaser.

    C. The executed Agreement will be held for the benefit of the Purchaser until the subscription is accepted by the Company pursuant to
Section II below. If the subscription is not accepted, the executed Agreement will be promptly returned to the Purchaser.

    D. On the date set forth on the signature page hereto the Purchaser shall wire to the Company the payment representing the Purchase Price of the Securities acquired by the Purchaser.

II. Acceptance of Subscription.

    The Purchaser acknowledges that the Company has the right to accept or reject this subscription, in whole or in part, for any reason, and that this subscription shall be deemed to be accepted by the Company only when an authorized representative of the Company has executed and acknowledged this Agreement on the Company's behalf. The subscription either will be accepted or rejected, or accepted in part and rejected in part, as promptly as practical after receipt. The Purchaser agrees that subscriptions need not be accepted in the order they are received by the Company. Upon rejection of this subscription for any reason, all items received with this subscription shall be returned to the Purchaser, and this Subscription Agreement shall be deemed to be null and void and of no further force or effect. The Purchaser understands and agrees that the

CUSIP 225235209                SCHEDULE 13D                 Page 43 of 51
acceptance of this subscription by the Company, or a part of this subscription, will in no way constitute a determination by the Company that an investment in the Securities is a suitable investment for the Purchaser.

III.    Representations, Warranties and Covenants of the Company.

    A. In connection with the execution of this Agreement by the Purchaser, the Company hereby agrees to the following representations, warranties and covenants and the Purchaser is entitled to rely on such representations, warranties and covenants in making any purchase that it may make of the Stock pursuant to this Agreement.

1.1 Organization. The Company is duly organized and validly existing in good standing under the laws of the State of Delaware. Each of the Company and its Subsidiaries (as defined in Rule 405 under the Securities
Act) has full power and authority to own, operate and occupy its properties and to conduct its business as presently conducted and as described in the Exchange Act Documents and is registered or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the location of the properties owned or leased by it requires such qualification and where the failure to be so qualified would have a material adverse effect upon the condition (financial or otherwise), earnings, business or business prospects, properties or operations of the Company and its Subsidiaries, considered as one enterprise (a "Material Adverse Effect").

1.2 Due Authorization and Valid Issuance. The Company has all requisite power and authority to execute, deliver and perform its obligations under this Agreement, and this Agreement has been duly authorized. This Agreement has been validly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as
(A) rights to indemnity and contribution may be limited by court decision or applicable law, (B) enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and (C) enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) or the discretion of the court before which any proceeding is brought. The Stock being purchased hereunder will, upon issuance and payment therefor pursuant to the terms hereof, be duly authorized and validly issued, and the Stock will, upon issuance pursuant to the terms hereof, be fully paid and nonassessable.

1.3 Non-Contravention. Assuming the correctness of the representations and warranties of the Purchaser, no consent, approval, authorization or other order of, or registration, qualification or filing with, any regulatory body, administrative agency, or other governmental body in the United States or any other person is required for the execution and delivery of this Agreement and the valid issuance and sale of the

CUSIP 225235209                SCHEDULE 13D                 Page 44 of 51

Securities to be sold and issued pursuant to this Agreement, other than such as have been made or obtained, and except for any post-closing securities filings or notifications required to be made under federal or state securities laws and applicable rules of the National Association of Securities Dealers, Inc.

1.4 Transfer Taxes. All stock transfer or other taxes (other than income taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to the Purchaser hereunder will be, or will have been, fully paid or provided for by the Company and all laws imposing such taxes will be or will have been fully complied with.

1.5 Private Offering. Assuming the correctness of the representations and warranties of the Purchasers set forth in this Agreement, the offer and sale of Securities hereunder is exempt from registration under the Securities Act. The Company has not in the past nor will it hereafter take any action to sell, offer for sale or solicit offers to buy any securities of the Company which would bring the offer, issuance or sale of the Securities as contemplated by this Agreement, within the provisions of Section 5 of the Securities Act, unless such offer, issuance or sale was or shall be within the exemptions of Section 4 of the Securities Act.

    The foregoing representations and warranties are true, complete and accurate as of the date hereof, shall be true, complete and accurate as of the date of delivery, if any, of the Securities to the Purchaser and shall survive for a period of one year after the delivery, if any, of the Securities. The Company undertakes no duty to update the foregoing representations and warranties.

IV. Representations, Warranties and Covenants of Purchaser.

    The Purchaser hereby represents and warrants to and covenants with the Company for the Company's benefit with knowledge that the Company is relying thereon in entering into this Agreement and issuing the Securities to such Purchaser, as follows:

    A. The Purchaser has reviewed the documents filed by the Company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since the end of its most recently completed fiscal year through the date hereof, including, without limitation, its most recent reports on Form 10-KSB, Form 10-QSB and Form 8-K (together with all exhibits thereto). The Purchaser has been given the opportunity to ask questions of and to receive answers from the Company concerning the terms and conditions of the offer and sale of the Securities, and to obtain such additional written information necessary to verify the accuracy of same as the Purchaser desires in order to evaluate an investment in the securities described herein.

    B. The Purchaser is an accredited investor as that term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended (the "Securities Act"), which definition is annexed hereto as "Exhibit A."

CUSIP 225235209                SCHEDULE 13D                 Page 45 of 51

    C. Immediately prior to the Purchaser's execution of this Agreement, the Purchaser had such knowledge and experience in financial and business matters (including experience with investments of a similar nature), that the Purchaser was capable of evaluating the merits and risks of an investment in the Securities.

    D. The Securities are being acquired solely for the Purchaser's own account for investment purposes only and not with a view to or for any resale or distribution thereof or with any present intention of distributing or selling all or any part of such Securities. The Purchaser agrees that the Securities may not be transferred except upon registration under the Securities Act, and under any applicable state securities or "blue sky" laws, or upon receipt by the Company of evidence in form and substance reasonably satisfactory to the Company, to the effect that such transfer may be made without registration under the Act and applicable state securities or "blue sky" laws.

    E. The Purchaser recognizes that the purchase of the Securities is a speculative investment that involves a high degree of risk and is suitable only for persons with the financial capability of making and holding long-term investments not readily reducible to cash. The Purchaser is aware that there is no guarantee that the Purchaser will realize any gain from an investment in the Securities. The Purchaser further understands that the Purchaser could lose the entire amount of the Purchaser's investment.

    F. The Purchaser understands that no U.S. federal or state securities commission or regulatory authority, or other authority (within or outside of the United States) has made any finding or determination regarding the fairness of the offer, sale and/or issuance of the Securities, has made any recommendation or endorsement of the offer and sale of the Securities or has passed in any way upon this Agreement.

    G. The Purchaser is financially able to bear the economic risk of an investment in the Securities, including the ability to hold such Securities indefinitely and to afford a complete loss of his investment in the Securities.

    H. The certificates and/or other documentation evidencing the Securities will contain a legend substantially as follows:

    THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE SECURITIES, BLUE SKY OR OTHER APPLICABLE LAWS OF ANY STATE, OR ANY OTHER RELEVANT JURISDICTION, AND MAY NOT BE OFFERED AND SOLD UNLESS (A) REGISTERED AND/OR QUALIFIED PURSUANT TO THE RELEVANT PROVISIONS OF U.S. FEDERAL SECURITIES LAWS, THE SECURITIES, BLUE SKY, OR OTHER APPLICABLE LAWS OF ANY STATE, OR OTHER RELEVANT JURISDICTION OR (B) EXEMPT FROM SUCH REGISTRATION OR QUALIFICATION. THEREFORE, NO SALE, PLEDGE OR OTHER TRANSFER OF THIS SECURITY SHALL BE MADE, NO ATTEMPTED SALE, PLEDGE OR OTHER TRANSFER SHALL BE VALID, AND THE ISSUER SHALL NOT BE REQUIRED TO GIVE ANY EFFECT TO ANY SUCH TRANSACTION UNLESS (A) SUCH TRANSACTION SHALL HAVE BEEN DULY

CUSIP 225235209                SCHEDULE 13D                 Page 46 of 51

REGISTERED UNDER THE SECURITIES ACT AND QUALIFIED OR APPROVED UNDER THE SECURITIES, BLUE SKY, OR OTHER APPLICABLE LAWS OF ANY STATE, OR OTHER RELEVANT JURISDICTION, OR (B) THE COMPANY SHALL HAVE BEEN SATISFIED THAT SUCH REGISTRATION, QUALIFICATION OR APPROVAL IS NOT REQUIRED.

    The Purchaser further acknowledges that: (i) any necessary stop transfer orders will be placed upon the certificates for the Securities in accordance with the Securities Act, and (ii) the Company is under no obligation to aid the Purchaser in obtaining an exemption from the registration requirements of the Securities Act or any jurisdiction.

    I. Purchaser understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration and approval requirements of the U.S. federal and state securities laws or the laws of other applicable jurisdictions and that the Company is relying upon the truth, completeness and accuracy of the representations, warranties, agreements, acknowledgments and understandings of Purchaser set forth herein in order to determine the applicability of such exemptions and the suitability of Purchaser to acquire the Securities.

    J. The execution, delivery and performance by the Purchaser of this Subscription Agreement are within the powers of the Purchaser, have been duly authorized and will not constitute or result in a breach or default under, or conflict with, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Purchaser is a party or by which the Purchaser is bound; and, if the Purchaser is not an individual, will not violate any provision of the charter documents, bylaws, indenture of trust, partnership agreement or similar documents, as applicable, of the Purchaser. The signatures on this Subscription Agreement are genuine; and the signatory, if the Purchaser is an individual, has legal competence and capacity to execute the same, or, if the Purchaser is not an individual, the signatory has been duly authorized to execute the same; and this Subscription Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms.

    K. The type of ownership in which the Purchaser is applying to purchase Securities is as follows: (Check One)

        [ ] INDIVIDUAL OWNERSHIP (One signature required)

        [ ] JOINT TENANTS WITH RIGHT OF SURVIVORSHIP (Both parties must sign)

        [ ] TRUST (Please include name of trustee, date trust was formed and a copy of the Trust Agreement or other authorization)

        [ ] CORPORATION (Please include Certified Corporate Resolution authorizing signature)

        [x] PARTNERSHIP (Signature of the authorized general partner is required)

CUSIP 225235209                SCHEDULE 13D                 Page 47 of 51

        [ ] COMMUNITY PROPERTY (Two signatures required)

        [ ] TENANTS-IN-COMMON (Both parties must sign)

        [ ] OTHER (Describe)

    The foregoing representations and warranties are true, complete and accurate as of the date hereof, shall be true, complete and accurate as of the date of delivery of this Subscription Agreement and accompanying documents to the Company and shall survive the delivery of the Securities. If, in any respect, those representations and warranties shall not be true, complete and accurate prior to acceptance or rejection of this subscription by the Company pursuant to Section II, the undersigned shall immediately give written notice to the Company specifying which representations and warranties are not true, complete and accurate and the reason therefor. The Purchaser agrees that the foregoing representations and warranties may be used as a defense in any actions relating to the Company or the offering of the Securities, and that it is only on the basis of such representations and warranties that the Company may be willing to accept the Purchaser's subscription for the Securities.

V.  Waiver.

    Except as otherwise specifically provided for hereunder, no party shall be deemed to have waived any of his, her or its rights hereunder unless such waiver is in writing and signed by the party waiving said right. Except as otherwise specifically provided for hereunder, no delay or omission by any party in exercising any right with respect to the subject matter hereof shall operate as a waiver of such right or of any such other right. A waiver on any one occasion with respect to the subject matter hereof shall not be construed as a bar to or waiver of any right or remedy on any future occasion. All rights and remedies with respect to the subject matter hereof shall be cumulative and may be exercised separately or concurrently.

VI. Severability.

    If any term, covenant or condition of this Agreement is held to be invalid, void or otherwise unenforceable by any court of competent jurisdiction, the remainder of this Agreement shall not be affected thereby and each term, covenant and condition of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

VII.    Entire Agreement.

    Neither the Company nor the Purchaser has made any representations or warranties with respect to the subject matter hereof not set forth herein. This Subscription Agreement and the documents and exhibits referred to herein constitute the entire agreement between the parties hereto with respect to the subject matter hereof. All understandings and agreements which heretofore may have existed or did exist between the parties hereto with respect to the subject matter hereof are superseded by this Subscription Agreement.

CUSIP 225235209                SCHEDULE 13D                 Page 48 of 51

VIII.   Assignability.

    This Subscription Agreement is not transferable or assignable by the undersigned or any successor thereto. Any attempted assignment will be void.

IX. Attorney's Fees.

    If any action of law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to an award of its reasonable attorneys' fees, costs and disbursements in addition to any other relief to which such party may be entitled.

X.  Amendment; Termination.

    This Subscription Agreement may not be changed, modified, extended or terminated other than by an agreement in writing, signed by the Company and the Purchaser.

XI. Survival.

    The representations and warranties made herein shall survive the consummation of the transaction contemplated hereby.

XII.    Counterparts.

    This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

XIII.   Governing Law.

    This Subscription Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to principles of conflicts of laws.

XIV.    Confidentiality; Certain Disclosures.

    The Company may present this Subscription Agreement to such parties as its deems advisable if compelled by law or called upon to establish the availability under any U.S. federal or state securities laws of an exemption from registration of the Securities or if the contents thereof are relevant to any issue in any action, suit, or proceeding to which the Company is a party or by which it is or may be bound.

              [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP 225235209                SCHEDULE 13D                 Page 49 of 51

    Purchaser hereby agrees to pay an aggregate of $349,999.80 as consideration for the Stock.

    "Purchaser:"            MedCap Partners L.P.

                         By: MedCap Management & Research LLC
                         Its:    General Partner

                         By:         /s/ C. Fred Toney
                             -----------------------------
                         Name:   C. Fred Toney
                         Its:    Managing Member

                         Address:    500 Third Street, Suite 535
                                     San Francisco, CA  94107
                         Telephone:  (415) 495-1010
                         Facsimile:  (415) 495-1012
                         Date:       April 3, 2006



    Please register the Securities as follows:

    ---------------------------------------------

    Deliver to (if other than the address above):

    ---------------------------------------------




SUBSCRIPTION ACCEPTED AS OF
THE THIRD DAY OF APRIL, 2006.

Crdentia Corp.,
a Delaware corporation

By:     /s/ James J. TerBeest
   -------------------------------
Name:   James J. TerBeest
Title:  Chief Financial Officer

CUSIP 225235209                SCHEDULE 13D                 Page 50 of 51

                               EXHIBIT "A"
                    DEFINITION OF ACCREDITED INVESTOR

    Accredited Investor. "Accredited investor" shall mean any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

    (1) Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(13) of the Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

    (2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

    (3) Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

    (4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

    (5) Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds
$1,000,000;

    (6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

CUSIP 225235209                SCHEDULE 13D                 Page 51 of 51

    (7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii); and

    (8) Any entity in which all of the equity owners are accredited investors.